Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed May 5, 2022
File No. 000-53826

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 2, 2022, relating to the above-captioned Annual Report on Form 20-F.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 20-F for the Fiscal Year ended December 31, 2021 Introduction, page 3

1.

We note that you have provided a draft amendment to your Form 20-F along with your response to prior comment 1, having revisions corresponding to those made to your post-effective amendment to the Form F-1, in response to comments that were issued in a separate letter, based on our Sample Letter to China-Based Companies.

You are receiving additional comments based on your responses to those comments in a separate letter concurrently with this letter. Please further revise the Form 20-F to include any additional conforming changes where applicable to the annual report.

We will further revise the draft Form 20-F/A to make corresponding changes to those made to the Company’s post-effective amendment to its Form F-1 as requested once the Staff has completed its review of such filing.

Securities and Exchange Commission

August 22, 2022

Note 13 - Condensed financial information of Plastec Technologies, Ltd., page F-22

2.	We understand from your response to prior comment three that the condensed financial information corresponds to the parent only. Therefore, it appears that you are providing the Schedule 1 information described in Rule 12-04 of Regulation S-X pursuant to Item 17(a) of Form 20-F. The guidance in Rule 5-04 of Regulation S-X indicates that Schedule 1 should be provided when the restricted net assets of consolidated subsidiaries (as defined in Rule 1-02(dd) of Regulation S-X) exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

However, disclosure on page 24 of your draft amendment states "The transfer of funds between our subsidiaries and us in order to pay dividends is not currently subject to any special restrictions or requirements other than customary corporate requirements such as the amount of the dividend not exceeding a company’s available retained earnings."

If restrictions on the net assets of consolidated subsidiaries are precipitating your disclosure of the Schedule 1 information, please reconcile those circumstances with the disclosure referenced above, and expand your discussion of Liquidity and Capital Resources on page 29 to provide the information required by Item 5.B.1(b) of Form 20-F. Under these circumstances, also revise your disclosures on pages F-22 and F-23 to label the information as that of the parent only, to explain the reasons that it is being provided, and to describe the restrictions upon which your determination was made.

Please provide us with a consolidating schedule that illustrates your compilation of the consolidated amounts, having separate columns for the parent and each subsidiary, covering the same periods and statements for which the condensed information is provided. Please note that the audit of the condensed information should also be apparent in the opinion provided on page F-2 or in a separate opinion, consistent with AS 2701, paragraphs 10 through 12, and Rule 5-04(c) of Regulation S-X.

The Company wishes to advise the Staff that it has discussed the Staff’s comment with its auditors. Such auditors have indicated that the Company’s restricted net assets at consolidation did not exceed 25% of the Company’s consolidated net assets. As a result, the Company believes that it is not required to include Schedule 1 (Parent Company-only financial statements). The Company’s auditors have indicated they will delete the related note in the financial statements to the accounts (i.e. the Parent Company-only financial statement) and re-issue a revised audit report and financial statement to be included in the 20-F amendment. The proposed revisions to the financial statements have been included with the post-effective amendment to its Form F-1 and will be included in the Form 20-F/A when finalized. The Company respectfully believes that following this revision, this comment is no longer applicable.

Securities and Exchange Commission

August 22, 2022

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kin Sun Sze-To